Memo

TO:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission
FROM:	Emily J. Bennett Vice President and Deputy General Counsel Jackson National Asset Management, LLC
DATE:	October 30, 2023
SUBJECT:
Response to additional comments to the amended initial registration statement filed on Form N-2/A on October 24, 2023 (the “Registration Statement”) for Jackson Credit Opportunities Fund (the “Registrant”)
File Nos: 333-273363 and 811-23889

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments that the Registrant received via telephone on October 25, 2023 to the Registration Statement. Capitalized terms not defined herein have the meaning given to them in the Registration Statement.

The comments are set forth below, with the responses immediately following.

1.	Please supplementally confirm that all remaining required exhibits will be included in the next filing.

RESPONSE: The Registrant confirms that the remaining required exhibits will be included in the next filing.

2.	Please supplementally explain why the “Leverage risk” disclosure was removed on page 6.

RESPONSE: The Registrant has removed the language because the Fund does not intend to use leverage in the Fund’s first year of operations. If the Fund determines in the future to use leverage, it will update the disclosure accordingly.

3.
If the Fund is launching without multi-class exemptive relief, please add disclosure to the footnotes to the fee table that discuss Class A shares that Class A shares will not be offered until the Fund receives the exemptive relief.

RESPONSE: The Registrant has updated the disclosure as reflected below (new text is underlined).

[1]
Investments in Class A Shares of the Fund are sold subject to a sales charge of up to 5.75% of the investment. For some investors, the sales charge may be waived or reduced, see “Purchasing Shares.” The full amount of the sales charges may be reallowed to brokers or dealers participating in the offering. The Fund has requested exemptive relief from the SEC permitting it to offer multiple classes of Shares. Class A Shares will not be offered until the Fund receives the requested exemptive relief. Your financial intermediary may impose additional charges when you purchase Shares of the Fund.

[2]
The Fund may charge an early repurchase fee of not more than 2.00%, if any, with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one‑year anniversary of the Shareholder’s purchase of the Shares.

[3]	The management fee is equal to 1.60% on an annualized basis of the average daily net assets of the Fund. See “Management Fee” for additional information.
[4]
The Fund has requested exemptive relief from the SEC permitting it to offer multiple classes of Shares, which allows the Fund to operate under a shareholder servicing plan for Class A Shares. There is no guarantee that any such exemptive relief will be granted and Class A Shares will not be offered until the Fund receives the requested exemptive relief. Class A Shares are subject to a monthly shareholder servicing fee at an annual rate of up to 0.25% of the average daily net assets of the Fund attributable to Class A Shares.

[5]
The Fund charges an administrative fee of 0.25% on an annualized basis of the average daily net assets of the Fund attributable to both Class A and Class I Shares. See “Administration Fee.” The Fund has requested exemptive relief from the SEC permitting it to offer multiple classes of Shares. Class A Shares will not be offered until the Fund receives the requested exemptive relief.

[6]	Other Expenses are estimated for the Fund’s current fiscal year. “Other Expenses” include, among other things, trustee fees, professional fees and other expenses that the Fund will bear.
[7]	Acquired Fund Fees and Expenses are the indirect expenses of investing in other investment companies.

4.	Please supplementally explain why the “Leverage” disclosure was removed on page 13.

RESPONSE: The Registrant has removed the language because the Fund does not intend to use leverage in the Fund’s first year of operations. If the Fund determines in the future to use leverage, it will update the disclosure accordingly.

5.
Please rephase the second sentence in the third paragraph of “Early Repurchase Fees” section to reflect that “The Fund may deduct from the repurchase proceeds a repurchase fee not to exceed 2% that is reasonably intended to compensate the Fund for expenses related to the repurchase,” or otherwise explain the limits within Rule 23c-3.

RESPONSE: The Registrant has updated the disclosure as reflected below (new text is underlined).

Other than the Early Repurchase Fee, the Fund does not presently intend to impose any charges on the repurchase of Shares. However, for repurchases of Shares not otherwise subject to an Early Repurchase Fee, the Fund is permitted to allocate Shareholders, whose Shares are repurchased, costs and charges imposed by the Portfolio Funds and for which an Early Repurchase fee is not charged (e.g., because such repurchase occurred after the one year anniversary of the purchase of Shares) in an amount of up to 2%, in accordance with Rule 23c-3, if the Sub-Adviser determines to liquidate such interests as a result of repurchase tenders by Shareholders and such charges are imposed on the Fund. In the event that any such charges are allocated to the Fund, and subject to applicable law, the Fund may allocate such charges to the Shareholders whose repurchase tenders resulted in the repurchase of a portion of the Shares that resulted in such charges.
The Registrant confirms that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Commission Staff.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments, and the Registrant believes that the responses described above do so fully.

If you have any questions, please call me at (517) 574-2089. Thank you for your prompt attention to this matter.

cc: File